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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2006

                             KOREA THRUNET CO., LTD.
                            (Name of the Registrant)

                                Asia One Building
                                 17-7 Yoido-dong
                                 Youngdeungpo-ku
                              Seoul, Korea 150-874
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X    Form 40-F
                                    ---             ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                              Yes       No  X
                                  ---      ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                              Yes       No  X
                                  ---      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes       No  X
                                  ---      ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        )
                                                  -------

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     Korea Thrunet Co., Ltd. (the "Company") is furnishing under cover of Form
6-K, an English language translation of:

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
     Exhibit 99.1:  the summary of the Company's quarterly report for the three months ended September 30, 2005, filed with the Financial
                    Supervisory Commission of Korea on November 11, 2005.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         KOREA THRUNET CO., LTD.



Date: January 6, 2006                    By:     /s/ Soon-Yub Samuel Kwon
                                             -----------------------------------
                                         Name:  Soon-Yub Samuel Kwon
                                         Title: CEO

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                                  EXHIBIT INDEX
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
Exhibit       Description
-------       -----------

99.1          The Company's quarterly report for the three months ended September 30, 2005, filed with the Financial Supervisory Commission of Korea on November 11, 2005.